Plaza VII, Suite 3300

45 South Seventh Street

Minneapolis, MN  55402-1609

www.Oppenheimer.com

Direct:    (612) 607-7557

Main:      (612) 607-7000

Fax:         (612) 607-7100

E-Mail:   PPazderka@Oppenheimer.com

November 17, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attn: Linda Cvrkel, Claire Erlanger and Lyn Shenk

Re:                             Marten Transport, LTD.
Form 10-K for the year ended December 31, 2004
Forms 10-Q for the periods ended June 30, 2005 and March 31, 2005
Commission file #: 000-15010

Dear Ladies and Gentlemen:

On behalf of Marten Transport, Ltd., we are responding to the comment letter, dated October 27, 2005, from Ms. Linda Cvrkel to Mr. Darrell D. Rubel, Chief Financial Officer of Marten Transport, Ltd. (“Marten”), regarding Marten’s Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for the periods ended June 30, 2005 and March 31, 2005.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated October 27, 2005.

Form 10-K for the year ended December 31, 2004

Management’s Discussion & Analysis

1.              To facilitate investors’ analysis of your results of operations, please consider revising your MD&A to include operating statistics, such as those presented in your periodic earnings press releases.

Marten inserted a table containing certain operating statistics regarding revenue and operations in the Results of Operations section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations for its Form 10-Q for the quarter ended September 30, 2005, which was filed with the Securities and Exchange Commission via EDGAR on November 9, 2005, and will include such disclosure in its future periodic filings.

Securities and Exchange Commission

November 17, 2005

- Results of Operations, page 12

2.              We note that in discussing your results of operations, you have included discussion of a measure called “freight revenue” which is calculated as operating revenue less fuel surcharges and MWL revenue.  To assist readers in evaluating your results of operations and understanding the context of freight revenues, please revise your disclosure in future filings to include a table detailing the components of operating revenue, similar to that included on page 10 of your June 30, 2005 Form 10-Q.  Additionally, revise your discussion to present the changes in other revenues as an ancillary or secondary discussion of the reasons for the changes in the gross revenue or operating income amounts.

Marten included a table detailing certain components of operating revenue in its Form 10-Q for the quarter ended September 30, 2005, similar to the table contained in its Form 10-Q for the quarter ended June 30, 2005, and will include such disclosure in its future periodic filings.

Marten believes the discussion contained in Marten’s Form 10-Q for the quarter ended September 30, 2005, which is similar to the discussion contained in its Form 10-Q for the quarter ended June 30, 2005, is an appropriate disclosure of the changes in the components of operating revenue.  Marten plans on a similar disclosure in future periodic filings.  For reference, the disclosure for Marten’s Form 10-Q for the quarter ended September 30, 2005 was as follows:

“Our operating revenue increased $21.2 million, or 21.6%, to $119.1 million in the 2005 period from $97.9 million in the 2004 period.  Freight revenue increased $10.0 million, or 11.3%, to $98.6 million in the 2005 period from $88.6 million in the 2004 period.  We were able to increase our freight revenue by increasing our freight rates, the size of our fleet, our detention charges and our business with existing and new customers.  Our fuel surcharge revenue increased $8.9 million, or 131.8%, to $15.7 million in the 2005 period from $6.8 million in the 2004 period primarily due to significantly higher average fuel prices in the 2005 period more fully discussed below under “fuel and fuel taxes.”  The increase in non-freight revenue in the 2005 period resulted from increased logistics services provided by MWL, as well as the formation by the Company of a logistics division in March 2005.  Our average operating revenue per tractor per week increased 15.3% in the 2005 period from the 2004 period.  Our average freight revenue per tractor per week increased 5.5% in the 2005 period from the 2004 period, due to an 8.9% increase in average freight revenue per total mile partially offset by a 3.1% decrease in average miles per tractor.  Our weighted average number of tractors increased 5.5% in the 2005 period from the 2004 period.”

Financial Statements

Consolidated Statements of Cash Flows, page 30

3.              Please revise your statements of cash flows to present purchases and sales of marketable securities in the investing activities section in accordance with paragraph 15 of SFAS 95.

Marten revised its statements of cash flows to present purchases and sales of marketable securities in the investing activities section in the Form 10-Q for the quarter ended September 30, 2005 and will reflect such presentation in its future periodic filings.

Note 1.  Summary of Significant Accounting Policies, page 31

4.              We note that you have established an allowance for doubtful accounts on your trade receivables balance.  Please tell us and include in future filings, your accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible trade receivables, and the policy for determining past due or delinquency status.  See paragraph 13a-c of SOP 01-6.

Marten intends to insert the following disclosure in the footnote regarding Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for its Form 10-K for the year ending December 31, 2005 as well as its subsequent future Form 10-K filings.

Trade accounts receivable are recorded at the invoiced amounts, net of an allowance for doubtful accounts.  A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past-due balances.  In order to assess the collectibility of these receivables, Marten performs ongoing credit evaluations of its customers’ financial condition.  Through these evaluations, Marten may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy.  The reserve requirements are based on the best facts available to Marten and are reevaluated and adjusted as additional information is received.  Marten evaluates the allowance based on historical write-off experience, the size of the individual customer balances, past-due amounts and the overall national economy.  Marten reviews the adequacy of its allowance for doubtful accounts quarterly.  Invoice balances over 30 days after the contractual due date are considered past due per Marten’s policy and are reviewed individually for collectibility.  Initial payments by new customers are monitored for compliance with contractual terms.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote.

Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Policies

- Principles of Consolidation

5.              We note that effective April 1, 2004, you have consolidated your 45% investment in MWL based on the requirements of FIN 46(R).  Please explain to us how you have considered the non-controlling interests of MWL in your statements of operations, including the line item(s) in which the expenses/income of the non-controlling interest of MWL are presented.  We may have further comment upon receipt of your response.

Marten has presented its non-controlling interests of MWL in the “Other” line item of Operating Expenses (Income) in its Statements of Operations since April 1, 2004.  For the fiscal year ended December 31, 2004, Marten’s non-controlling interests of MWL was an expense of $51,000 and, accordingly, Marten concluded that separate line-item disclosure was not necessary.  For the nine months ended September 30, 2005, Marten’s non-controlling interests of MWL was an expense of $591,000, or 2.0% of pre-tax income, which does not have a material impact on its operating results.  In conjunction with its Form 10-K for the year ending December 31, 2005, Marten intends to review whether it is appropriate to present its non-controlling interests (in MWL’s expense) in a new “Other” line item of Other Expenses (Income) or, depending upon materiality, in Operating Expenses in its Statements of Operations.

- Property and Equipment, page 31

6.              We note from your disclosure on page 3 that it is your policy to replace most of your tractors within 42 to 48 months after purchase and replace trailers after six years of use.  Please explain to us why you use useful lives of 5 years and 7 years for the tractors and trailers, respectively, in determining depreciation expense.

In 2005, Marten has replaced most of its company-owned tractors within approximately 3.25 years and its trailers within approximately 7 years after purchase.  Marten is not holding tractors for as long in comparison to past practice due to its recent acceleration of its tractor fleet replacement.  Marten’s useful lives for depreciating tractors is 5 years and trailers is 7 years, with a 25% salvage value for tractors and a 35% salvage value for trailers.  These salvage values are based upon the expected market values of the equipment after 5 years for tractors and 7 years for trailers.  Depreciation expense calculated in this manner approximates the continuing declining value of the revenue equipment, and, for tractors, continues at a consistent straight-line rate for units held beyond the normal replacement cycle.  Calculating tractor depreciation expense with a 5-year useful life and 25% salvage value results in the same depreciation rate of 15% of cost per year and the same net book value of 51.25% of cost at the 3.25-year replacement date as using a 3.25-year useful life and 51.25% salvage value.  As a result, there is no difference in recorded depreciation expense on a quarterly or annual basis with Marten’s 5-year useful life and 25% salvage value compared with a 3.25-year useful life and 51.25% salvage value. Marten currently replaces its trailers in a timeframe consistent with its depreciation practices.

Note 2.  Details of Consolidated Balance Sheet Accounts

- Net investment in direct financing leases, page 34

7.              We note that you have unearned income of $2,052,000 and $2,652,000 as of December 31, 2003 and 2004, respectively, related to the direct financing leases on certain revenue equipment.  Please tell us the method you are using to amortize unearned income and where the amortization is recorded on your income statement.  See paragraph 18(b) of SFAS No. 13.

Marten uses the “interest” method to amortize unearned income, which amortizes unearned income to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease in accordance with paragraph 18(b) of SFAS No. 13.  Marten records the amortization in the “Interest income” line item of Other Expenses (Income) in its Statements of Operations.

Schedule II – Valuation and Qualifying Accounts and Reserves, page 47

8.              Please tell us why the amounts of insurance and claims charged to cost and expense in Schedule II do not match the amounts expensed in the statements of operations.

The amount of insurance and claims charged to costs and expenses in Schedule II, which rolls-forward the activity in the insurance and claims accruals balance from the beginning to the end of each fiscal year, includes accruals Marten makes for claims within Marten’s self-insured retention amounts for personal injury, property damage, physical damage to its equipment, workers’ compensation claims, and cargo claims, which are recorded within insurance and claims expense. Insurance and claims expense also includes insurance premiums, which are not a component of the activity within Marten’s insurance and claims accruals balance on its Balance Sheet.   Also included in the amount charged to costs and expenses in Schedule II are accruals Marten makes for self-insured employees’ medical claims, which are recorded within salaries, wages and benefits expense.

Following is a reconciliation between the amount of insurance and claims charged to costs and expenses in Schedule II and the amount of insurance and claims expense for 2004:

Insurance and claims expense	$18,604,000
Less insurance premiums	(5,062,000)
Add accruals for self-insured employees’ medical claims	9,342,000
Insurance and claims charged to costs and expenses in Schedule II	$22,884,000

Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005

Management’s Discussion & Analysis

9.              We note from your MD&A discussion in your Form 10-Q for the period ended March 31, 2005 that you have decided to accelerate your tractor fleet replacement during 2005 and 2006 to allow flexibility with purchasing tractors in 2007.  Please tell us how this plan has impacted the useful lives of your tractors in 2005 or otherwise caused impairment to the amounts currently reflected on your balance sheets.

Marten decided to accelerate its tractor fleet replacement during 2005 and 2006 to allow flexibility with purchasing tractors in 2007 when the next round of diesel emissions reduction directives of the Environmental Protection Agency, or EPA, go into effect.  Marten believes these EPA directives have lead to a short-term increase in gains recorded in Marten’s disposition of tractors due to a temporary increase in the demand for used tractors that are not subject to these emissions reduction directives.  There has also been a recent increase in the market value of used trailers, which Marten does not believe to be long-term in nature.  Marten believes that the acceleration of its tractor fleet replacement has not impacted the useful lives of Marten’s tractors or caused impairment to the carrying amount reflected in its consolidated balance sheet.  Marten’s continuing ability to not record losses on the disposition of tractors and trailers is considered by Marten to be a dispositive indicator that there is no impairment to the amounts currently reflected in its balance sheets.  Additionally, Marten currently believes the increases in gains on disposals Marten has experienced in 2005 will likely not continue in the future periods, and therefore, Marten does not believe it would be appropriate to change its salvage values or depreciable lives.

Statements of Cash Flows

10.       We note that you present your property additions on a net basis on the statements of cash flows.  In future filings, please present the amount of property purchased and the proceeds of property disposed or sold on a gross basis.  See paragraph 13 of SFAS No. 95.

Marten presented revenue equipment additions and the proceeds from revenue equipment dispositions on a gross basis in its Form 10-Q for the quarter ended September 30, 2005, and will reflect such presentation in future periodic filings.

Other

11.       Comply with the comments on the Form 10-K for the year ended December 31, 2004 as they apply to filings on
Form 10-Q.

Marten has complied with comments on the Form 10-K for the year ended December 31, 2004 as applicable to its  most recent filing of Form 10-Q for the quarter ended September 30, 2005, and will incorporate changes in future filings as indicated above.

After you have had an opportunity to review the above response to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning Marten’s Form 10-K for the year ended December 31, 2004 or Forms 10-Q for the quarters ended June 30, 2005 and March 31, 2005.

Very truly yours,

/s/ Patrick J. Pazderka

Patrick J. Pazderka

cc:                                 Darrell D. Rubel
James J. Hinnendael